Exhibit 99.2
                                                                    ------------
                        BASSWOOD CAPITAL MANAGEMENT, LLC
            645 MADISON AVENUE 10TH FLOOR NEW YORK, NEW YORK 10022

                         212-521-9500 FAX: 212-521-9501


October 17, 2006

Mr. Don E. Ackerman
Chairman of the Board
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL  34134


Dear Mr. Ackerman:

Basswood Capital Management ("Basswood") has been a shareholder of WCI Communities, Inc. ("WCI" or the "Company") for many years and currently owns 5.0% of the Company. We are long-term value investors, but over the last year we have grown increasingly concerned with the performance and strategy of the Company.

Since becoming a public company almost five years ago, WCI has failed to capitalize on the dramatic growth and profitability expansion experienced by the public homebuilding industry. As of October 13th 2006, WCI's stock trades 16.5% below its March 2002 IPO price, while its peer group (as defined by the Company in its 2005 proxy statement) is up 88.9% over the same period. This extreme underperformance is due to management's operating results and strategy which include:

   o  operating margins and returns on equity well below its peer group average
   o operating with excessive leverage heading into a weakening housing market: at June 30th 2006, WCI's net debt to capitalization ratio was 62.0% compared to an average level of 44.5% for its peer group; LTM EBITDA coverage is 3.7x versus an average coverage ratio of 9.5x for its peer group
   o continuing to invest in land, land options and stock buybacks even while operating with high levels of debt and a significant owned land position relative to its peer group
   o increasing WCI's share repurchase authorization less than two months after Moody's placed the Company's credit rating under review (this rating was subsequently cut on October 6, 2006)
   o agreeing to pay Citibank approximately $25 million for an option contract to repurchase five million shares of the Company's stock, instead of using this cash to reduce high debt levels


Therefore, we urge WCI's board of directors ("WCI board") to take decisive action to prevent any further loss of shareholder value and to maximize the value of the Company. WCI's stock is trading at a significant discount to its intrinsic value, especially given its large inventory of entitled land in coastal Florida purchased prior to 2000. WCI and its shareholders would realize this value by selling for a premium to a larger, better capitalized and more profitable homebuilding company.

In a recent meeting with you, we requested that a representative of Basswood be placed on WCI's board. This request was ignored. In order to protect and maximize the value of our investment, we reiterate this request. We would also like to meet with the Company's independent directors to explain our position. Your response to these requests will determine whether or not we seek to replace board members at WCI's next annual meeting.

Please be aware that we will be filing a schedule 13D with the Securities and Exchange Commission which will include a copy of this letter. We look forward to hearing from you.

Sincerely,

/s/ Bennett Lindenbaum



Bennett Lindenbaum
Principal
Basswood Capital Management, L.L.C.